EXHIBIT 1

FOUR SEASONS HOTELS INC.

FORM 51-102F2
ANNUAL INFORMATION FORM

March 9, 2006

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Transfer Agent and Registrar	25
Market for Securities	26
Dividend Policy	26
Convertible Senior Notes	26
Ratings	26
Directors and Officers	27
Experts	30
Audit Committee Information	30
Audit Committee Charter	30
Composition of Audit Committee	30
Education and Experience	30
Pre-Approval Policies and Procedures	31
Audit and Audit-Related Fees	31
Tax Fees	31
All other Fees	31
Corporate Chart	32
Additional Information	32

Forward-Looking Statements

This document contains ‘‘forward-looking statements’’ within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our management’s discussion and analysis and in this document. (See discussion under ‘‘Operating Risks’’ at page 17.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

Effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this annual information form (including amounts for prior periods) are in US dollars unless otherwise noted. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2005 and 2004 with opening equity accounts on January 1, 2004 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to ‘‘Equity adjustment from foreign currency translation’’, which is included as a separate component of shareholders’ equity.

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We have not changed the functional currencies of our entities. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate foreign currency fluctuations related to our management fees in other currencies or the majority of our management operations general and administrative expenses, which are incurred in Canadian dollars. It also will not eliminate foreign currency gains and losses related to unhedged net monetary asset and liability positions.

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Four Seasons Hotels Inc.

Four Seasons Hotels Inc. was incorporated under the Business Corporations Act (Ontario) on January 6, 1978.1  Our registered and principal office is located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. Our Limited Voting Shares are listed on the Toronto Stock Exchange under the symbol FSH.SV and on the New York Stock Exchange under the symbol FS.

Business of Four Seasons

Four Seasons is one of the world’s leading managers of luxury hotels and resorts. We endeavour to offer business and leisure travelers the finest accommodations and experiences beyond compare in each destination in which we operate.

Four Seasons has a portfolio of 70 luxury hotel and resort properties (containing approximately 17,300 guest rooms), several of which include a residential component. These properties are operated primarily under the Four Seasons brand name in principal cities and resort destinations in 31 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 27 properties are under construction or development in a further nine countries around the world. Of these, 18 new properties are to include a residential component. (For a chart summarizing the hotels, resorts, and Four Seasons branded residential projects that are managed by us and under construction or development to be managed by us, see ‘‘Four Seasons Portfolio’’.)

We earn income primarily from our management operations. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of each hotel and resort. In addition, we generally provide owners with advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences, assistance with the refurbishment of hotels and resorts, support and advice with respect to information technology systems and database applications, and a centralized purchasing system for goods. For providing these services, we generally receive a variety of fees, comprised of hotel management fees, including a base fee and an incentive fee, other fees including purchasing and pre-opening fees, and reimbursable costs including a sales and marketing charge, an advertising charge and a reservation charge. The base fee usually is calculated as a percentage of the total revenues of the property. Incentive fees typically are based on the property’s profitability. (See ‘‘Management Operations’’.)

To further capitalize on the value of the Four Seasons brand name, we license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership. We generally receive fees for the use of the Four Seasons brand in connection with the sale of the interests in these projects. In addition, we receive fees from the owners of the interests for services provided in the ongoing management of these projects.

[1]	The articles of Four Seasons Hotels Inc. were restated in 1986 to consolidate prior amendments and were amended in 1989 to subdivide each Subordinate Voting Share and each Multiple Voting Share on a 2:1 basis and to create an unlimited number of special shares designated as First Preference Shares and Second Preference Shares. In 1996 the articles were further amended to re-designate the Subordinate Voting Shares as Limited Voting Shares and to create 4,171,924 special shares designated as Variable Multiple Voting Shares, which replaced and have substantially the same rights, privileges, restrictions and conditions as did the Multiple Voting Shares, except that the number of votes per Variable Multiple Voting Share generally increases as Limited Voting Shares are issued and dividends on the Variable Multiple Voting Shares will be in an amount per share equal to 50% of the dividends per Limited Voting Share.

As part of our ongoing business, we make investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests to enable us to dispose of equity interests as opportunities arise, without affecting our management interests.

Management Operations

Hotels and Resorts

Management

We are principally a management company. We generally manage our hotels and resorts on behalf of our property owners pursuant to separate management agreements for each property. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide owners with advice with respect to information technology systems and development of certain database applications, as well as, advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences. We also provide a centralized purchasing system for goods. We generally perform these services within the guidelines contained in annual operating and capital plans that are submitted to the owners of the hotels and resorts during the last quarter of the preceding year for their review and approval. For providing these services, we generally receive a variety of fees, including management fees (comprised of a base fee and an incentive fee), other fees (including royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts and other miscellaneous fees) and reimbursed costs (including a sales and marketing charge, an advertising charge and a reservation charge).

We currently have the ability to earn incentive fees in virtually all2 of the hotels and resorts that we manage. Incentive fees are based on the profits of the hotel or resort as determined in accordance with the relevant management agreement. In 2005, incentive fees were earned from 453 of our management agreements, as compared to 35 of our management agreements in 2004.

We generally supervise purchasing at the hotels and resorts that we manage to maintain a uniform quality of goods purchased and to control hotel operating costs. We maintain a centralized purchasing system and receive a fee generally calculated as a percentage of the cost of goods purchased when this system is utilized by the hotels and resorts under management.

Although the hotel and resort owners are generally responsible for financing and managing the development of the hotels and resorts, we typically play a significant pre-opening role. We provide advice with respect to the design, construction and fitting out specifications of the hotels and resorts during the development stage to ensure that they meet Four Seasons’ standards and we earn fees for these pre-opening services. We may also assist owners in connection with the refurbishment of the hotels and resorts after opening in return for a refurbishing fee.

[2]	We have this ability in 66 of the 70 hotels and resorts that we manage.

[3]	Includes The Pierre in New York and Four Seasons Hotel Newport Beach, which are no longer managed by Four Seasons.

Under our management agreements, the hotel or resort owner is responsible for funding the hotel’s or resort’s operating costs, capital expenditures and working capital requirements, including the salaries and benefits of all employees. The owner typically is required to set aside a percentage of the gross revenue of the hotel or resort each year as a reserve for capital expenditures. Those percentages typically range from 3% to 5% of hotel or resort annual gross operating revenues. We propose an operating plan and capital expenditure budget to the owner for approval on an annual basis. All structural changes, major refurbishing programs and major repairs generally require the separate approval of owners prior to implementation and may be carried out by us or a third party.

Total fee revenues are geographically diversified around the world. The United States is the only geographic segment that contributed more than 40% of all our fee revenues in 2005 and 2004. The diversification of our fee revenues has increased significantly over the past 10 years. With the opening of hotels and resorts currently under construction and development around the world, we expect diversification of our fee revenues to continue in the future.

Sales, Marketing, Advertising and Reservations

We are responsible for the development of overall sales and marketing strategies for our portfolio of branded hotels and resorts, which includes enhancing international awareness of the Four Seasons brand and developing local market potential for specific hotels and resorts. Our marketing efforts are coordinated through our headquarters in Toronto and are exclusively targeted at the luxury segment of the market worldwide. Our customer mix consists of business travelers, groups (including corporate and incentive), and leisure travelers. These customer segments accounted for an estimated 33%, 31% and 36%, respectively, of total room nights in 2005. Our corporate marketing staff oversees planning and implementation of hotel and resort marketing programs and also the training and development of the global sales force and the hotel sales and marketing staff. We also provide supplementary oversight sales support to the four Regent hotels in our system (see ‘‘Intellectual Property’’), with core marketing services for the Regent brand being provided by Carlson Hospitality Group of Minneapolis.

We have a global sales force of approximately 50 sales professionals in 16 offices worldwide located in, Atlanta, Bahrain, Chicago, Dallas, Dubai, Frankfurt, Hong Kong, London, Los Angeles, New York, Paris, Singapore, Sydney, Tokyo, San Francisco and Washington, D.C. Key objectives of our sales force are to attract groups and corporate business travelers for the hotels and resorts, as well as to establish personal contact with nationally recognized travel agencies. In addition, a total of more than 450 sales professionals are employed locally at the hotels and resorts that we manage. Our local marketing strategy is concentrated on developing rooms and food and beverage business for hotels and resorts locally and regionally, and promoting the hotel or resort as a centre of community activity with a view to increasing revenues from local sources.

We also provide an international corporate advertising program that develops and places advertising for Four Seasons branded hotels and resorts and oversees promotional programs that benefit all the properties. Our advertisements are designed to enhance consumer awareness of our luxury services and the value that such services provide to the business and leisure traveler.

We staff one reservation centre for all Four Seasons branded hotels and resorts, while Carlson Hospitality Group provides core reservation services for our Regent hotels. In addition, our global reservation network provides reservation services in the local language in 31 markets in North America, Asia/Pacific, Europe and the Middle East. Electronic reservations are another key part of our global distribution network, as our reservation systems are fully integrated with international airline booking systems. The Internet is a growing distribution channel which is supported by our website—www.fourseasons.com. Our website accepts on-line reservations and also refers guests to other reservation channels.

We receive corporate sales and marketing charges, centralized reservation service charges and corporate advertising charges from our hotels and resorts, thereby enabling us to recover substantially all of the costs of providing these services.

Branded Residential Properties

We receive royalty fees for the use of our name in association with the sale of Four Seasons branded real estate. These royalties are typically based on the sales proceeds of the residences sold. We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.

Management Resources

Each of our properties is managed by a General Manager and supported by a Regional Vice President (who is also a General Manager), and other corporate Vice Presidents. The size of each property’s management team and its hourly staff varies, based on the size and business volume of the particular property. These management teams monitor staffing levels on an ongoing basis to optimize service standards and labour productivity at the properties.

A General Manager is responsible for supervising the day-to-day operations of a single property, is a full-time employee at that property, and is compensated in part based on the operational performance of that property. Our General Managers report directly to one of 16 Regional Vice Presidents or directly to the Senior Vice President, Operations — North America, the President Europe, Middle East and Africa, or the Executive Vice President, Operations — Asia/Pacific. Area Directors of Finance and Regional IT Directors, each of whom is also a full-time employee at a property that we manage, devote a portion of their time to regional activities and providing assistance to other properties that we manage. Corporate Area Directors or Vice Presidents of Human Resources and Marketing complete each regional support team. We believe that our regional management structure is a key component in our ability to deliver and maintain the highest and most consistent standards of product quality and service at each of our properties in a cost effective manner, especially as we continue to expand globally.

From the corporate level, we provide each of our properties with the benefits of management services delivered by our network of highly experienced executives, corporate personnel and area managers. We also provide, or arrange for the provision of, assistance and training to each property’s employees for administration, operations, rooms and guest service, reservations, maintenance and engineering, human resources and benefits. Other services arranged by us include assistance with accounting, tax, legal, risk management, treasury, information technology, internal audit and credit services.

Employees

We directly employ and are financially responsible for approximately 520 individuals at the various corporate offices, the worldwide sales offices and the central reservations office. In addition, there are approximately 30,900 employees located at the 70 hotels and resorts that we manage, several of which include a residential component. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property. Management and corporate staff share responsibility for the selection and training of property-based employees and for ensuring, through progressive career development, an adequate supply of mobile, qualified and experienced staff to match the growth of our operations internationally. Maintenance of employee communication, motivation and morale at high levels is necessary to meet the expectations of our clientele. In this context, we have devoted significant effort to developing customized hiring practices, training and career development programs and approaches.

At 22 hotels and resorts that we manage, including 11 in North America, various groups of employees are covered by collective bargaining agreements.

Ownership Operations

We hold ownership interests in, or have made advances in respect of or to owners of, 33 of the 70 hotels and resorts and the branded residential projects that we currently manage, including a 100% leasehold interest in the Four Seasons Hotel Vancouver. Our investment strategy is not to hold any additional majority investments in hotels and resorts. However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development4 .. We are continuing to review options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements can be found with respect to this hotel or as to the terms of any such alternative arrangements.

Intellectual Property

In the highly competitive service industry in which we operate, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trade names, trademarks, service marks and logos, which we believe have become synonymous in the lodging industry with a standard of attention to detail and an unwavering dedication to excellence.

We have an arrangement with Carlson Hospitality Group pursuant to which Carlson owns and has the exclusive right to use the Regent name, and related names, trademarks, service marks and logos for new development. Pursuant to this arrangement, we retain the right to use the Regent name and related marks and logos at the four Regent properties we manage and, in consideration for the transfer of the ownership rights in the Regent name and related marks and logos, we receive fixed annual payments from Carlson. The costs associated with the maintenance of the Regent brand and marks are the obligation of Carlson.

Business and Growth Strategy

Our core strategic goal is to be recognized as the undisputed global leader in luxury lodging. A core strategy underlying that goal is to enhance our industry position through a focused, international portfolio expansion and refinement program that capitalizes on the strengths of our core management operations and the value of our brand name. We will continue to focus on sustainable growth and seek to utilize our competitive strengths to increase earnings, cash flow, property owners’ returns, and shareholder value. We intend to do this by continuing to improve the operating performance of the portfolio of properties that we manage, by acquiring new management contracts, by pursuing strategic enhancements to established properties and strategic divestitures of properties where appropriate opportunities arise, and by capitalizing on opportunities to leverage our luxury brand name through complementary business extensions such as Four Seasons branded residential products.

We believe that the strength of our brand name, our global marketing presence and our operational expertise result in average room revenue per available room (RevPAR)5 premiums and strong operating

[4]	We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020.

[5]	RevPAR is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

profitability for luxury hotels and resorts that we manage and provide us with a competitive advantage in obtaining new management contracts worldwide. RevPAR for Core Hotels6 in the United States during 2005 was $273, 55% higher than the RevPAR of the United States luxury segment as compiled by Smith Travel Research.

Growth from Existing Properties

We believe opportunities will exist for growth within our existing and newly opened properties by increasing overall market share and RevPAR, thereby improving the properties’ profitability and, in turn, our management fee revenues and ownership earnings. From 2004 to 2005, RevPAR for all Core Hotels increased by 11.4%. During this period, RevPAR for Core Hotels in the United States, Other Americas/Caribbean, Europe, the Middle East and Asia/Pacific increased 13.3%, 13.8%, 4.5%, 19.3% and 9.5%, respectively. On a local currency basis, as compared to 2004, RevPAR in 2005 for Other Americas/Caribbean, Europe, the Middle East and Asia/Pacific Core Hotels increased 10.5%, 4.4%, 15.1% and 9.5%, respectively.

RevPAR Statistics — Core Hotels

Region	Occupancy		Average Room Rate		RevPAR
	2005	2004	2005	2004	2005	2004
Worldwide	69.0%	66.1%	$349	$328	$226	$203
United States	73.0%	69.4%	$374	$349	$273	$241
Other Americas/Caribbean	67.7%	63.8%	$345	$323	$217	$191
Europe	63.7%	63.5%	$527	$507	$351	$336
Middle East	68.3%	65.6%	$210	$184	$142	$119
Asia/Pacific	65.3%	62.7%	$238	$228	$118	$107

New Hotel and Resort Opportunities

Having established a network of luxury hotels in many of the world’s key financial centres, we expect our future expansion to occur primarily in locations that satisfy our objectives of better servicing the travel needs of our existing customer base and attracting new international business travelers to our managed hotels and resorts worldwide. We expect that future growth will primarily be in the form of new hotels and resorts, or the conversion of existing hotels and resorts, in Europe, the Middle East, South America and Asia/India, as well as selected urban and resort locations in the United States and the Caribbean. We plan to increase the number of resorts that we manage to serve the leisure travel needs of our customers,

[6]	The term ‘‘Core Hotels’’ means hotels and resorts under management for the full year of both 2005 and 2004. However, if a ‘‘Core Hotel’’ has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a ‘‘Core Hotel’’ in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami), The Pierre in New York (due to its disposition on June 30, 2005) and Four Seasons Hotel Newport Beach (due to the owner’s decision to manage that property independently).

which is expected to reduce the seasonality of our cash flows. We currently have 27 new properties under construction or development and are evaluating numerous other management opportunities in various locations around the world.

We believe that we will continue to have the opportunity to consider and enter into appropriate new hotel and resort management agreements as a result of our competitive strengths. In 2005, we began operations at Four Seasons Hotel Damascus, Four Seasons Hotel Hampshire, Four Seasons Resort Lana’i at Manele Bay, Four Seasons Resort Langkawi, Four Seasons Hotel Doha, Four Seasons Hotel Hong Kong and Four Seasons Hotel Geneva. In early 2006, we began operations at Four Seasons Hotel Silicon Valley at East Palo Alto and Four Seasons Tented Camp, Golden Triangle, Thailand. We expect to open nine new hotels and resorts over the remainder of 2006 and 2007. (For details on these and other hotels and resorts under construction or advanced stages of development, see ‘‘Four Seasons Portfolio — Properties under Construction or Development’’.)

Branded Residential Properties

As part of our program to capitalize on the value of the Four Seasons brand, we have embarked on opportunities relating to branded and serviced residential projects. Typically, these residential projects will be integrated with our managed hotels and resorts. (See discussion under ‘‘Management Operations — Branded Residential Properties’’.) During 2005, interests were available for initial sale in branded and serviced residential projects in Aviara, Scottsdale, Punta Mita, San Francisco, Nevis, Jackson Hole, Miami, Great Exuma, Seattle, Houston, and Sharm el Sheikh. We anticipate pursuing similar initiatives in a number of our future resort and urban developments.

Capital Deployment

Consistent with our business strategy, we do not generally require large amounts of capital to maintain existing management agreements or our minority ownership positions. To the extent required, we will make investments or advances to secure long-term management contracts with a view to expanding or enhancing our management business where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests so as to be able to dispose of an equity interest as sale opportunities arise, without affecting our management interests. We hold secured cash flow loans in connection with Four Seasons Hotel London7 and have advances outstanding in connection with various properties, including Four Seasons Hotel George V Paris, Four Seasons Hotel Sydney, Four Seasons Hotel Toronto, Four Seasons Hotel Geneva and Four Seasons Hotel Hampshire. As at December 31, 2005 we had $242.2 million in cash and cash equivalents and additional financing available under our bank credit facilities. (For details of those credit facilities see ‘‘Liquidity and Capital Resources’’ in Management’s Discussion and Analysis.)

We work closely with owners and investors in developing new properties and acquiring existing luxury properties that we will manage. Further information regarding capital commitments and capital funding for properties under development or construction is provided under ‘‘Four Seasons Portfolio — Properties under Construction or Development’’.

[7]	See note 3(a) and (b) to Four Seasons’ consolidated financial statements.

Competitive Strengths

The hotel industry is highly competitive. We believe that our competitive position is strengthened by the barriers to entry into the luxury segment of the hotel management business. Those barriers to entry include the time and significant capital resources required to establish a well recognized and respected luxury brand name and to obtain management contracts for luxury properties in strategic markets worldwide. We also believe that we have developed a unique service culture, depth of management expertise, and multiple capital sources over our more than 40-year history that would be difficult for others to replicate.

Strong Brand Recognition

Our properties are widely recognized for the exceptional quality of their guest facilities, service and atmosphere, and have been named more frequently than any other competitor among the world’s best hotels and travel experiences by Institutional Investor, Condé Nast Traveler, Zagat and others. We believe that our brand name recognition cannot easily be replicated by others, as it has been created over more than 40 years through the exceptional experiences provided by Four Seasons’ global list of unique properties of the highest quality.

Superior Hotel Operating Results

We generally achieve RevPAR and, we believe operating profit margins, for hotels and resorts that we manage that are above the average achieved in the luxury segment of the lodging industry. We believe that we attract owners and developers of luxury hotels and resorts worldwide as a result of the generally superior financial performance of the hotels and resorts that we manage.

Strategic Relationships

Strategic relationships are an important source of financing for the development opportunities required to expand our management operations. We have established relationships with numerous institutional and private equity sources that invest in and develop luxury properties. Several of the existing owners have an ownership interest in more than one Four Seasons hotel or resort, including four owners that have interests in four or more properties.

In 1994, a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud purchased a significant minority position in Four Seasons Hotels Inc. Prince Alwaleed or companies controlled by him (collectively, ‘‘Kingdom’’), own a majority interest in Four Seasons Hotel London, Four Seasons Hotel George V Paris, Four Seasons Hotel Geneva, Four Seasons Hotel Toronto, the Four Seasons Residence Club Scottsdale at Troon North and Four Seasons Hotel Riyadh, with Four Seasons having made advances in respect of the first five properties. Kingdom also has a significant interest in a company that holds interests in the Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Cairo at Nile Plaza and Four Seasons Hotel Damascus. Kingdom has invested, or is expected to make investments, either directly or indirectly, in a number of additional properties at various stages of development that we expect to manage under the Four Seasons brand name, such as the Four Seasons hotels or resorts being developed in Alexandria, Beirut, Marrakech and Mauritius. All of our transactions with Kingdom are conducted at arm’s length and in the ordinary course of business. During 2005, Kingdom purchased our minority equity interests in our hotels in Amman, Cairo at Nile Plaza and Damascus, as well as a majority of our equity interest in our residence club in Scottsdale, for aggregate proceeds of approximately $18.9 million. We also agreed to make advances to Kingdom in respect of our hotels in Toronto and Geneva to assist with the renovation of those properties. We continue to manage all of these properties.

Management Focus

We are principally a global hotel and resort management company. Management agreements for the hotels and resorts that we manage generally are long-term, having remaining terms averaging approximately 52 years, including extension periods available at our option. The average term of the management contracts for the nine new hotels and resorts we expect to open over the remainder of 2006 and 2007 is 58 years. (For a chart summarizing, among other things, the hotels and resorts under construction or development by Four Seasons that are expected to open over the remainder of 2006 and 2007 see ‘‘Four Seasons Portfolio — Properties under Construction or Development’’.)

Global Presence

We manage a global portfolio of 70 luxury hotels and resorts, many of which include a residential component, in 31 countries with 27 additional properties under construction or development in a further nine countries around the world. Of these, 18 new properties are to include a residential component. Hotels that we currently manage are located in major international financial centres, such as London, New York, Paris, Geneva, Chicago, Washington, Los Angeles, Tokyo, Milan, Shanghai, Singapore, Hong Kong, Toronto and Sydney, as well as in emerging international markets, such as Dublin and Mexico City. We also manage resorts in world-class leisure destinations, such as Bali, California, Costa Rica, Hawaii, Mexico, Nevis, Malaysia and Whistler and have residential products in active sales and operation in the United States, Caribbean and Egypt. We anticipate that we will continue to expand in urban and resort destinations where consumer demand warrants a luxury property. In 2005, approximately 47%, 12%, 18%, 9% and 14% of all fee revenues were derived from hotels and resorts in the United States, Asia/Pacific, Europe, Middle East, and Other Americas/Caribbean, respectively. We maintain a fully integrated global reservation and sales office system that provides international sales coverage for our properties.

Strong Management Team

Our corporate executive management team consists of nine individuals who are responsible for our global strategic direction and who have an average tenure of approximately 22 years with Four Seasons. This team is supported by 25 corporate Vice Presidents, who are responsible for various aspects of our daily operations, as well as by 70 General Managers and Regional Vice Presidents, who together have an average tenure of approximately 15 years with Four Seasons. We have a fundamental strategy of developing our senior management team, to the extent possible, from within in order to ensure consistency of our service culture and work ethic.

Four Seasons Portfolio

Our properties are comprised of luxury hotels and resorts, many of which include a residential component, whose target customers are principally business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Our luxury resorts and serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

Description of Hotels and Resorts

The following table provides an overview of the properties that we currently manage, many of which include a residential component:

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest [1]
United States
Four Seasons Hotel Atlanta, Georgia	245	—
Four Seasons Hotel Austin, Texas	290	—
Four Seasons Resort Aviara, California [2]	330	7.3%[3]
The Regent Beverly Wilshire (Beverly Hills), California	395	—
Four Seasons Biltmore Resort (Santa Barbara), California	205	—
Four Seasons Hotel Boston, Massachusetts [2]	275	—
Four Seasons Hotel Chicago, Illinois	345	—
The Ritz-Carlton Hotel Chicago, Illinois	435	—
Four Seasons Resort and Club Dallas at Las Colinas, Texas	355	—
Four Seasons Hotel Houston, Texas [2]	405	—
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	245	—
Four Seasons Resort Jackson Hole, Wyoming [2]	140	— [4]
Four Seasons Resort Lana’i at Manele Bay, Hawaii	235	—
Four Seasons Hotel Las Vegas, Nevada	425	—
Four Seasons Hotel Los Angeles, California	285	— [4]
Four Seasons Resort Maui at Wailea, Hawaii	375	—
Four Seasons Hotel Miami, Florida	220	4.7%[3]
Four Seasons Hotel New York, New York	370	—
Four Seasons Resort Palm Beach, Florida	210	—
Four Seasons Hotel Philadelphia, Pennsylvania	365	—
Four Seasons Hotel San Francisco, California [2]	275	—
Four Seasons Resort Scottsdale at Troon North, Arizona [2]	210	3.9%[3,4,5]
Four Seasons Hotel Silicon Valley at East Palo Alto, California	200	15%[3]
Four Seasons Hotel Washington, District of Columbia	210	—
Other Americas/Caribbean
Four Seasons Hotel Buenos Aires, Argentina	165	—
Four Seasons Resort Carmelo, Uruguay [2]	45	—
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica [3]	165	11.4%[6]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas [3]	185	—
Four Seasons Hotel Mexico City, Mexico	240	—
Four Seasons Resort Nevis, West Indies [2]	195	—
Four Seasons Resort Punta Mita, Mexico [2]	140	—

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest [1]
Four Seasons Hotel Toronto, Ontario, Canada	380	—
Four Seasons Hotel Vancouver, British Columbia, Canada	375	100%[6]
Four Seasons Resort Whistler, British Columbia, Canada [2]	275	—[4]
Asia/Pacific
Four Seasons Resort Bali at Jimbaran Bay, Indonesia	145	—
Four Seasons Resort Bali at Sayan, Indonesia [2]	60	—
Four Seasons Hotel Bangkok, Thailand	340	—
Four Seasons Resort Chiang Mai, Thailand	80	—
Four Seasons Tented Camp, Golden Triangle, Thailand	15	—
Four Seasons Hotel Hong Kong, Special Administrative Region of the People’s Republic of China [2]	400	—
Four Seasons Hotel Jakarta, Indonesia [2]	365	2%[3]
The Regent Kuala Lumpur, Malaysia [7]	470	—
Four Seasons Resort Langkawi, Malaysia	90	—
Four Seasons Resort Maldives at Kuda Huraa, Maldives	95	—
Four Seasons Hotel Shanghai, People’s Republic of China	440	10%[3,4]
Four Seasons Hotel Singapore, Singapore	255	—
The Regent Singapore, Singapore	440	—
Four Seasons Hotel Sydney, Australia	530	15.2%[6]
Grand Formosa Regent Taipei, Taiwan	540	—
Four Seasons Hotel Tokyo at Chinzan-so, Japan	285	—
Four Seasons Hotel Tokyo at Marunouchi, Japan	55	—
Middle East
Four Seasons Hotel Amman, Jordan	195
Four Seasons Hotel Cairo at The First Residence, Egypt [2]	270	—
Four Seasons Hotel Cairo at Nile Plaza, Egypt [2]	365
Four Seasons Hotel Damascus, Syria [8]	295	—
Four Seasons Hotel Doha, Qatar	230	—
Four Seasons Hotel Riyadh, Saudi Arabia	250	—
Four Seasons Resort Sharm el Sheikh, Egypt [2]	135	—
Europe
Four Seasons Hotel Gresham Palace Budapest, Hungary	180	18.3%[3]
Four Seasons Hotel Dublin, Ireland	195	—
Four Seasons Hotel Geneva, Switzerland	105	—
Four Seasons Hotel Hampshire, England	135	—[4]
Four Seasons Hotel Istanbul, Turkey	65	—[9]
Four Seasons Hotel The Ritz Lisbon, Portugal	280	—
Four Seasons Hotel Canary Wharf, England	140	—
Four Seasons Hotel London, England	220	12.5%[4,6,10]
Four Seasons Hotel Milan, Italy	120	—
Four Seasons Hotel George V Paris, France	245	—
Four Seasons Hotel Prague, Czech Republic	160	—[4]
Four Seasons Resort Provence at Terre Blanche, France [2]	115	—

[1]	In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners, of properties and other commitments in respect of existing properties, including the equity investments listed in this chart, see ‘‘Balance Sheet Review and Analysis’’ and ‘‘Liquidity and Capital Resources’’ in Management’s Discussion and Analysis.

[2]	This project includes, or is expected to include, a Four Seasons branded residential component.

[3]	Freehold interest.

[4]	In addition to providing management services to this property, we have a guarantee or other off-balance sheet commitment in respect of this property. See ‘‘Off-Balance Sheet Arrangements’’ in Management’s Discussion and Analysis.

[5]	We have a preferred profits interest derived from previously existing subordinated loans to the resort or property of approximately $17.4 million in aggregate plus a loan in the amount of $6.0 million to an entity that owns approximately 85% of the entity that owns the hotel.

[6]	Leasehold interest.

[7]	We have entered into an agreement to manage a new 140 room Four Seasons hotel in Kuala Lumpur and have reached agreement with the owner of the existing Kuala Lumpur hotel to transition out of managing that Regent property over the next 12 to 18 months.

[8]	The Four Seasons Hotel Damascus is located in Damascus, Syria, a country that is on the U.S. list of state sponsors of terrorism and that is subject to U.S. regulations (including prohibitions on dealings with specified entities) and legislatively mandated penalties (including export sanctions and ineligibility to receive most forms of U.S. aid or to purchase U.S. military equipment).

[9]	Subject to satisfaction of certain conditions, we may invest up to $4.08 million to acquire up to an 18% interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

[10]	Four Seasons Hotels Limited (‘‘FSHL’’) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

Properties under Construction or Development

We currently have 27 properties under construction or development that are to be operated under the Four Seasons name. We expect 18 of those properties to include a residential branded component. The following table provides an overview of these properties:

Hotel/Resort and Location[1,2]	Approximate Number of Rooms	Capital Commitment [3]
Scheduled 2006/2007 Openings
Four Seasons Hotel Alexandria, Egypt [4]	125
Four Seasons Hotel Beirut, Lebanon	235	X
Four Seasons Hotel Florence, Italy	120	X
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	X
The Lodge at Koele, Hawaii, USA [5]	100
Four Seasons Hotel Macau, Special Administrative Region of the People’s Republic of China [4]	400
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	100	X
Four Seasons Hotel Mumbai, India [4]	235	X
Four Seasons Hotel Westlake Village, California, USA	270
Beyond 2007
Four Seasons Hotel Bahrain, Bahrain	270
Four Seasons Hotel Baltimore, Maryland, USA [4]	200	X
Four Seasons Resort Barbados, Barbados [4]	117
Four Seasons Hotel Beijing, People’s Republic of China	325	X
Four Seasons Resort Bora Bora, French Polynesia	105	X
Four Seasons Hotel Dubai, United Arab Emirates [4]	375
Four Seasons Hotel Kuala Lumpur, Malaysia [4]	140
Four Seasons Hotel Marrakech, Morocco [4]	140	X
Four Seasons Resort Mauritius, Republic of Mauritius [4]	120	X
Four Seasons Hotel Moscow, Russia [4]	215	X
Four Seasons Hotel Moscow Kamenny Island, Russia [4]	80	X
Four Seasons Hotel New Orleans, Louisiana, USA [4]	240	X
Four Seasons Resort Puerto Rico, Puerto Rico [4]	250	X
Four Seasons Hotel Seattle, Washington, USA [4]	150	X
Four Seasons Hotel Shanghai at Pudong, People’s Republic of China [4]	190	X
Four Seasons Hotel Taipei, Taiwan [4]	275
Four Seasons Hotel Toronto, Ontario, Canada [4]	265
Four Seasons Resort Vail, Colorado, USA [4]	120	X

[1]	Information concerning hotels, resorts and branded residential components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

[2]	We have made an investment in Orlando, Florida, which we expect to include a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

[3]	The aggregate capital commitment for the properties indicated is $142.6 million, of which $2.6 million has been funded and $19 million is expected to be funded in the remainder of 2006. These amounts include capital commitments in respect of Four Seasons branded residential projects under construction or development.

[4]	We expect this project to include a Four Seasons branded residential component.

[5]	The Lodge at Koele is expected to be rebranded as Four Seasons Resort Lana’i at Koele in 2006 when the necessary renovations are completed.

Summary Hotel Operating Data

The following table sets forth certain summary operating data in the years shown for hotels and resorts that we manage.

(Unaudited)	2005	2004	2003
All Managed Hotels [1]
Worldwide
No. of properties	68	63	60
No. of rooms	17,300	16,375	15,726
United States
No. of properties	23	24	24
No. of rooms	6,845	7,110	7,145
Other Americas/Caribbean
No. of properties	10	10	9
No. of rooms	2,165	2,160	1,929
Asia/Pacific
No. of properties	16	14	14
No. of rooms	4,590	4,110	4,109
Europe
No. of properties	12	10	9
No. of rooms	1,960	1,785	1,696
Middle East
No. of properties	7	5	4
No. of rooms	1,740	1,210	847
Managed Hotels (excluding recently opened properties) [2]
Worldwide
No. of properties	56	51	50
No. of rooms	14,550	13,559	13,423
Occupancy [3]	68.2%	66.8%	61.9%
ADR [4]	$329	$307	$299
RevPAR [5]	$224	$205	$185
Gross operating margin [6]	30.3%	29.1%	26.7%
United States
No. of properties	19	19	22
No. of rooms	5,985	6,108	6,800
Occupancy [3]	73%	70.5%	67.6%
ADR [4]	$373	$346	$331
RevPAR [5]	$273	$244	$224
Gross operating margin [6]	28.7%	25.6%	24.9%
Other Americas/Caribbean
No. of properties	10	7	7
No. of rooms	2,165	1,541	1,534
Occupancy [3]	64.4%	64.2%	56.1%
ADR [4]	$336	$280	$271
RevPAR [5]	$216	$180	$152
Gross operating margin [6]	26.4%	29.8%	26.7%
Asia/Pacific
No. of properties	12	13	11
No. of rooms	3,465	3,571	3,149
Occupancy [3]	65.3%	63.4%	56.6%
ADR [4]	$180	$183	$165
RevPAR [5]	$118	$116	$93
Gross operating margin [6]	33.2%	32.3%	29.5%

(Unaudited)	2005	2004	2003
Europe
No. of properties	10	8	8
No. of rooms	1,720	1,492	1,535
Occupancy [3]	62.6%	63.5%	59.5%
ADR [4]	$534	$529	$459
RevPAR [5]	$335	$336	$285
Gross operating margin [6]	31.5%	34.7%	31.2%
Middle East
No. of properties	5	4	2
No. of rooms	1,215	847	405
Occupancy [3]	67.3%	65.6%	47.7%
ADR [4]	$212	$182	$159
RevPAR [5]	$143	$119	$79
Gross operating margin [6]	44.4%	37.9%	33.6%

[1]	Since December 31, 2005, we have commenced management of Four Seasons Tented Camp, Golden Triangle, Thailand and Four Seasons Hotel Silicon Valley at East Palo Alto, which have 15 and 200 rooms, respectively. These properties are not reflected in this table. All room numbers in this table are approximate.

[2]	Includes hotels and resorts that were fully open and that we managed throughout a particular year and during the last quarter of the prior year. This data is used when information for more than two years is provided. However, if a ‘‘Managed Hotel’’ has undergone or is undergoing an extensive renovation program during the aforementioned period, it ceases to be included as a ‘‘Managed Hotel’’ for that particular year.

[3]	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

[4]	ADR is defined as average daily room rate per room occupied.

[5]	RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

[6]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

Operating Risks

Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	infectious diseases, and

•	war, civil unrest, terrorism, international conflict and political instability.

We operate and have interests in luxury hotels, resorts and serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

We compete for management opportunities with other operators of luxury hotels. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated, subject in certain cases, to a payment to us, upon a change in use of the property or upon a sale by the owner to a new owner who does not wish to retain the existing agreement.

In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where the owner incurs debt at the property level that cannot be serviced adequately. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts we manage have varying remaining terms (including extension periods that we may elect) and have remaining terms averaging of approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2005, one owner had an ownership interest in a combination of hotels, resorts and serviced and branded residential properties managed by Four Seasons that represented in excess of 10% of our hotel management fees. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

We have made investments in, and/or advances in respect of or to owners of, hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership interest in, or have made advances in respect of, 33 of the 70 hotels and resorts that we manage. We also have one remaining leasehold interest in the Four Seasons Hotel Vancouver. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 27 properties under construction or development. The book value of total investments and advances as at December 31, 2005 was approximately $409 million.

In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

Our corporate rating is currently investment grade (BBB–) as rated by Standard & Poor’s. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor’s: BBB– with stable outlook; Moody’s: Baa3 with stable outlook; Dominion Bond Rating Service: BBB with stable outlook). A negative change in either global economic or political events may result in the rating agencies downgrading the rating and/or outlook for many of the lodging companies, including us, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which $1.6 million of letters of credit were issued at December 31, 2005) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor’s and Moody’s and certain financial ratios.

Government Regulation

We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, the properties we manage (and in, or in respect of which, we may have made advances or investments) may be located in countries (such as Syria), which may from time to time be subject to international trade restrictions, regulations or other forms of economic or political sanction. Compliance with these laws can affect the revenues and profits of properties managed by us or could materially and adversely affect our business, results of operations and financial condition.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.

Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the Americans with Disabilities Act.

We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

We currently manage and in some cases have an ownership interest in hotels and resorts in 31 countries and currently have development plans to open hotels and resorts in nine additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

Our management agreements require the hotels and resorts that we manage to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. We also maintain our own insurance coverage in respect of liability, in excess of that obtained at the property level. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect of damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. Insurance premiums are continuing to increase and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Legal Proceedings

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we manage or in which we have an ownership interest. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage as described above under ‘‘Insurance’’. We believe such coverage to generally be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

We have entered into management agreements with respect to hotels throughout the world and accordingly, earn revenue and make investments and advances in many foreign currencies. Our most significant currency is US dollars, as more than half of our revenues and assets currently are US dollar-

denominated, as are the majority of our investment commitments. However, we incur the majority of our costs in Canadian dollars and our most significant liability (which is related to our convertible senior notes) is a Canadian dollar obligation.

In 2005, we adopted US dollars as our reporting currency. This means that our Canadian dollar consolidated financial statements are translated into US dollars for reporting purposes. Our consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow are translated using the weighted average exchange rates for the period, and assets and liabilities are converted from Canadian dollars into US dollars at the foreign exchange rate applicable at the balance sheet date.

We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate the impact of foreign currency fluctuations related to our management fees in other currencies, or our general and administrative expenses, which are incurred primarily in Canadian dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

We endeavour to match foreign currency revenues to costs and investment commitments to provide a natural hedge against currency fluctuations, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. As at December 31, 2005, we held $21.2 million in foreign exchange forward contracts for the sale of US dollars into Canadian dollars to meet our operating needs. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain properties, the foreign currency risk is further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality/Quarterly Predictability

Our hotels and resorts are generally affected by normally recurring seasonal patterns and, for most of the properties, demand is typically lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. However, seasonality can be affected by specific local events that can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of the properties we manage.

In addition, certain management fees, in particular incentive fees and residential royalty fees, are difficult to predict both in terms of timing and amount and can be impacted to a greater extent than other elements of our business by economic cycles, interest rate levels and other external factors. Although the majority of our management fees are based on the total revenues of the properties we manage and as a result are easier to predict, fluctuations in our incentive fees and residential royalty fees can cause volatility in our earnings, particularly as measured from quarter to quarter.

Our hotel ownership position is also affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the third quarter has been the strongest quarter for the Four Seasons Hotel Vancouver.

Intellectual Property

In the highly competitive service industry in which we operate, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks or logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with the Four Seasons Branded Residential Business

We currently license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership, in many of our existing hotel and resort locations. We are expanding our presence in the luxury segment of the whole ownership and fractional ownership business with a number of other projects under development. Our ability to successfully develop and sell interests in the residential units that are built, and the various fees earned by us from each residential project, could be materially and adversely affected by one or any combination of the factors described in this ‘‘Operating Risks’’ section. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which the marketing, sale and operation of Four Seasons branded residential projects are currently subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition.

Dependence on Key Employees

Our success depends in part on the continued service of our senior executives, who have an average tenure of approximately 22 years with Four Seasons. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Material Contracts

Except for the following, since January 1, 2002, we did not enter into any material contracts, other than contracts in the ordinary course of business that still are in effect and material to Four Seasons:

•	Indenture dated as of June 18, 2004 between Four Seasons and the Bank of Nova Scotia Trust Company of New York, as trustee, under which we may from time to time issue unsecured debentures, notes or other evidences of indebtedness in an unlimited amount, issuable in series, and

•	a First Supplemental Indenture dated as of June 18, 2004 relating to the issue of our 1.875% Convertible Senior Notes due 2024 in the aggregate principal amount of

$250,000,000, all of which were issued pursuant to a prospectus supplement dated June 14, 2004 to a prospectus of Four Seasons dated April 6, 2004.

See ‘‘Corporate Information — Convertible Senior Notes’’ for details of the terms of convertibility of these notes. Copies of the documents referred to above are available on www.sedar.com.

Corporate Information

Description of Share Capital

Our authorized share capital consists of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, 3,725,698 Variable Multiple Voting Shares and an unlimited number of Limited Voting Shares. At March 8, 2006, 3,725,698 Variable Multiple Voting Shares, 33,018,768 Limited Voting Shares and options to purchase 4,358,823 Limited Voting Shares were outstanding.

The following is a summary of the material attributes of our Variable Multiple Voting Shares and Limited Voting Shares.

Dividends

The dividends declared and paid on our Variable Multiple Voting Shares will be in amounts per share equal to 50% of the dividends declared and paid on our Limited Voting Shares, regardless of whether the number of votes attaching to the Variable Multiple Voting Shares is further increased.

Rights on Dissolution

In the event of the liquidation, dissolution or winding up of FSHI, the holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled, share for share, to receive, on a pro rata basis, all of the assets of FSHI remaining after payment of all of its liabilities, subject to the preferential rights of any shares ranking prior to the Limited Voting Shares and Variable Multiple Voting Shares.

Voting Rights

The holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Each Limited Voting Share will entitle the holder to one vote. Each Variable Multiple Voting Share currently entitles the holder to that number of votes that results in the aggregate votes attaching to the Variable Multiple Voting Shares representing approximately 64.55% of the votes attaching to the Variable Multiple Voting Shares and the Limited Voting Shares, in the aggregate. The number of votes attaching to the Variable Multiple Voting Shares adjusts concurrently with the issue of additional Limited Voting Shares in order to maintain this voting control. Holders of Limited Voting Shares are entitled, voting separately as a class, to elect two members of our board of directors annually.

Under the provisions attaching to the Variable Multiple Voting Shares, beginning with the annual meeting held in 2000 and every three years thereafter, the continued application of this adjusting mechanism is subject to ratification by the holders of our Limited Voting Shares. The adjusting mechanism was last ratified by shareholders at the annual and special meeting of shareholders in 2003 and will be subject to ratification at this year’s annual and special meeting of shareholders. If the maintenance of the adjustment mechanism is not confirmed by a simple majority of the votes cast by the holders of Limited Voting Shares (other than ‘‘prescribed holders’’ of Limited Voting Shares), any issue of Limited Voting Shares after that time (other than the issue of Limited Voting Shares pursuant to a right, option or similar obligation granted prior to that time) will not result in a further adjustment in the number of votes attaching to the Variable Multiple Voting Shares. Additionally, the continued application of the adjustment mechanism will be subject to ratification after any transfer of Variable Multiple Voting Shares that results in a person other than a member of the Sharp Family (as defined in the articles of FSHI) holding Variable Multiple Voting Shares or after Isadore Sharp ceases to be the Chief Executive Officer. For these purposes, the ‘‘prescribed holders’’ of Limited Voting Shares shall be: (a) any person or company that beneficially owns, directly or indirectly, Variable Multiple Voting Shares; (b) any person or company that beneficially owns, directly or indirectly, securities carrying more than 20% of the votes attaching to all of our outstanding voting securities; (c) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (b); (d) any of our affiliates (as defined in the Securities Act (Ontario)); (e) any person or company that, alone or in concert with others, effectively controls FSHI; and (f) if all of (b), (d) and (e) are inapplicable, all directors and officers of FSHI and their associates (as defined in the Securities Act (Ontario)). To our knowledge, the prescribed holders are Triples Holdings Limited, Isadore Sharp and Rosalie Sharp.

Take-Over Bid Protection

Variable Multiple Voting Shares will be converted automatically into Limited Voting Shares upon any transfer thereof, except (i) a transfer within the immediate family of Isadore Sharp (so long as the family beneficially owns a majority of the outstanding Variable Multiple Voting Shares) or (ii) a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and who offers to purchase all outstanding Limited Voting Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares.

Triples Holdings Limited, which owns all of the outstanding Variable Multiple Voting Shares, has entered into an agreement with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Limited Voting Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Limited Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Limited Voting Shares.

Conversion

Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder.

Modifications, Subdivisions and Consolidation

Modifications to the provisions attaching to the Variable Multiple Voting Shares as a class, or to the Limited Voting Shares as a class, will require the separate affirmative vote of two-thirds of the votes cast at a meeting of the holders of the shares of the respective class. No subdivision or consolidation of the Variable Multiple Voting Shares or of the Limited Voting Shares may take place unless the Limited Voting Shares or the Variable Multiple Voting Shares, as the case may be, are concurrently subdivided or consolidated in the same proportion. If we propose to grant rights to holders of shares of any class, as a class, to acquire additional voting or participating securities (or securities convertible into voting or participating securities), the holders of the Limited Voting Shares and the Variable Multiple Voting Shares shall for the purposes of that distribution be deemed to be holders of shares of the same class.

Transfer Agent and Registrar

The registrar and transfer agent for our Limited Voting Shares in Canada is Computershare Trust Company of Canada, Toronto, Ontario, Canada.

Market for Securities

Our Limited Voting Shares are listed on the Toronto and New York stock exchanges. The following table sets forth the high and low closing prices and trading volumes of the Limited Voting Shares as reported by these exchanges during the periods indicated, according to published reports:

2005	NYSE			TSX
	Price Range			Price Range
	High	Low	Volume	High (C$)	Low (C$)	Volume
January	$82.15	$75.16	3,775,500	$99.63	$92.15	986,458
February	$82.20	$71.00	5,151,200	$101.90	$87.36	749,941
March	$72.14	$68.10	5,306,600	$89.50	$81.63	956,188
April	$72.79	$62.93	4,047,200	$90.15	$79.05	680,736
May	$72.47	$61.81	4,875,300	$92.50	$77.50	678,335
June	$75.22	$66.10	4,530,500	$94.00	$80.92	438,263
July	$69.60	$65.23	2,954,000	$84.88	$80.30	421,881
August	$67.20	$58.25	8,454,200	$81.40	$69.14	650,755
September	$60.65	$54.66	4,553,400	$72.07	$63.88	671,598
October	$59.08	$51.75	3,702,100	$69.93	$60.80	352,596
November	$57.19	$49.26	6,413,300	$67.79	$57.92	584,004
December	$50.66	$46.89	4,350,100	$59.29	$54.21	546,511

On March 8, 2006 the last reported sale prices of the Limited Voting Shares on the NYSE and TSX were $54.10 and C$62.63 per share, respectively.

Dividend Policy

It is our policy to pay a semi-annual dividend to holders of our Limited Voting Shares and Variable Multiple Voting Shares. In each of the years 2003, 2004 and 2005 we paid semi-annual cash dividends of C$0.055 per Limited Voting Share and C$0.0275 per Variable Multiple Voting Share. There are no restrictions currently that prevent us from continuing to pay dividends on this basis. We do not expect to change our dividend policy in 2006.

Convertible Senior Notes

On June 18, 2004, we completed a public offering of $250 million principal amount of 1.875% convertible senior notes due July 30, 2024. The notes will be convertible into Limited Voting Shares at an initial conversion rate of 13.9581 shares per $1,000 principal amount in certain circumstances, including those in which the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, the notes have had a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, the notes have been called for redemption, or a specified corporate transaction or a fundamental change has occurred.

Ratings

Our $250 million of convertible senior notes have been assigned the following ratings:

Standard & Poor’s: BBB− with a stable rating outlook. As defined by Standard & Poor’s, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The rating is modified by a minus sign, which is used to show relative standing within this rating category. The rating outlook, which assesses the potential direction of the credit rating over the intermediate to longer term, is stable, which means the rating is not likely to change. Moody’s Investors Service: Baa3 with a stable rating outlook. As defined by Moody’s, obligations rated

Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The modifier 3 indicates a ranking in the lower end of the rating category. The rating outlook means the rating is not likely to change in the medium term (18 to 36 months).

Dominion Bond Rating Service (‘‘DBRS’’): BBB with a stable rating trend. As defined by DBRS, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The absence of either a ‘‘high’’ or ‘‘low’’ designation indicates the rating is in the middle of the rating category. The rating trend is designed to give the investor an understanding of DBRS’ opinion regarding the outlook for the rating.

Credit ratings are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. The ratings are current opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances. The issued credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Directors and Officers

The following table sets forth certain information regarding each of FSHI’s executive officers and directors:

Name and Residence	Position with FSHI	Principal Occupation
Isadore Sharp Ontario, Canada	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer, Four Seasons Hotels Limited
William D. Anderson [1,2] Quebec, Canada	Director	Corporate Director
Brent Belzberg [1,2] Ontario, Canada	Director	Senior Managing Partner, Torquest Partners Inc. [3]
H. Roger Garland Ontario, Canada	Director	Corporate Director
Nan-b de Gaspé Beaubien [1,4,5] Quebec, Canada	Director	President, Business Families Foundation[6] and Co-Chair, Philbeau Inc.[7]
Charles S. Henry [5,8] New York, USA	Director	President, Hotel Capital Advisers, Inc. [9]
Heather Munroe-Blum [5] Quebec, Canada	Director	Principal and Vice Chancellor, McGill University [10]
Ronald W. Osborne [2] Ontario, Canada	Director	Chairman of the Board, Sun Life Financial Inc. [11]
J. Robert S. Prichard [4,5] Ontario, Canada	Lead Director	President and Chief Executive Officer, Torstar Corporation [12]
Lionel H. Schipper [1,2] Ontario, Canada	Director	President, Schipper Enterprises Inc. [7]

Name and Residence	Position with FSHI	Principal Occupation
Anthony Sharp Ontario, Canada	Director	President, Sharpwise Ltd. [13]
Simon M. Turner [1,8] New York, USA	Director	Principal, Hotel Capital Advisers, Inc. [9]
Sarah Cohen Ontario, Canada	Vice President, Corporate Counsel and Assistant Secretary	Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited
John M. Davison Ontario, Canada	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer, Four Seasons Hotels Limited
Wolf H. Hengst Ontario, Canada	President, Worldwide Hotel Operations	President, Worldwide Hotel Operations, Four Seasons Hotels Limited
Craig O. Reith Ontario, Canada	Vice President, Finance and Treasurer	Vice President, Finance and Treasurer, Four Seasons Hotels Limited
Kathleen Taylor Ontario, Canada	President, Worldwide Business Operations	President, Worldwide Business Operations, Four Seasons Hotels Limited
Randolph Weisz Ontario, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary, Four Seasons Hotels Limited

[1]	Member of the Human Resources Committee.

[2]	Member of the Audit Committee.

[3]	Private equity fund manager.

[4]	Elected by the holders of the Limited Voting Shares.

[5]	Member of the Corporate Governance Committee.

[6]	Non-profit foundation.

[7]	Investment holding company.

[8]	Nominee of Kingdom, which has the right pursuant to an agreement with Triples Holdings Limited and Isadore Sharp to elect two directors to the FSHI Board of Directors.

[9]	Hotel investment advisory firm.

[10]	Educational institute.

[11]	Insurance company.

[12]	Media and publishing company.

[13]	Real estate/resort development company.

Isadore Sharp has served as a director of FSHI and its predecessor corporation since January 9, 1978. H. Roger Garland was elected to the board of directors of FSHI’s predecessor corporation on October 1, 1985. Lionel H. Schipper was appointed to the board of directors on February 18, 1988. Charles S. Henry was appointed to the board of directors on November 11, 1994. J. Robert S. Prichard was appointed to the board of directors on March 6, 1996. Nan-b de Gaspé Beaubien was elected to the board of directors on May 23, 1997. Anthony Sharp was appointed to the board of directors on August 25, 1999. Simon M. Turner was re-appointed to the board of directors on February 14, 2002. Brent Belzberg and Heather Munroe-Blum were appointed to the board of directors on November 7, 2002. Ronald W.

Osborne was elected to the board of directors on May 21, 2003. William D. Anderson was elected to the board of directors on May 25, 2005.

All of the directors will hold office until the next annual meeting of shareholders, or until their successors are elected or appointed.

All our executive officers and directors have held their principal occupations for more than five years with the exception of the following. William Anderson was President of BCE Ventures Inc. until December 31, 2005. Brent Belzberg was President and CEO of Harrowston Inc. prior to February 2002. Heather Munroe-Blum was a Professor at the University of Toronto prior to December 31, 2002 and was Vice-President, Research and International Relations at the University of Toronto prior to June 1, 2002. Ronald W. Osborne was President and Chief Executive Officer of Ontario Power Corporation prior to December 4, 2003. J. Robert S. Prichard was Professor of Law and President Emeritus, University of Toronto prior to July 1, 2001 and President, University of Toronto prior to June 30, 2000. Kathleen Taylor was President, Worldwide Business Operations and Secretary prior to February 15, 2001. Randolph Weisz was Senior Vice President and General Counsel of Four Seasons Hotels Limited prior to August 6, 2002. Sarah Cohen was Corporate Counsel of Four Seasons Hotels Limited prior to February 15, 2001. Craig O. Reith was Vice President, Finance and Assistant Treasurer of Four Seasons Hotels Limited prior to May 17, 2005. John Davison was Senior Vice President of Four Seasons Hotels Limited prior to August 23, 2005, an independent consultant prior to August 26, 2002 and President and Chief Operating Officer of Imax Corporation prior to June 30, 2001.

Heather Munroe-Blum served on the board of directors of Livent Inc. from June 1998 through November 27, 1998. On November 18, 1998, Livent Inc. filed a voluntary petition under Chapter 11 of the US Bankruptcy Code. On November 19, 1998, Livent Inc. filed for protection under the Companies Creditors Arrangement Act. Additionally, on August 28, 1998 the Ontario Securities Commission made an order pursuant to section 127(5) of the Securities Act (Ontario) that trading in securities of Livent Inc. cease immediately for a period of 15 days on the grounds that there was not sufficient information in the marketplace on which investors could make informed decisions as to the purchase or sale of the securities of Livent Inc. That order was extended, with the consent of Livent Inc., on September 11, 1998. That cease trade order was revoked by the Ontario Securities Commission on November 19, 1998.

Ronald W. Osborne served on the board of directors of Air Canada from May of 1999 to September of 2004. In September of 2004, Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada.

Kathleen Taylor was formerly a director of The T. Eaton Company Limited which, in 1999, completed a court-sanctioned reorganization pursuant to a plan of compromise and arrangement under the corporate and insolvency laws of Ontario and Canada, respectively. As a result of this situation, trading of the common shares of Eaton’s was suspended by the Toronto Stock Exchange on August 23, 1999 and the common shares were ultimately delisted in connection with the implementation of the reorganization.

Our directors and executive officers, as a group, own beneficially, directly or indirectly, or exercise control or direction over, the following number of Limited Voting Shares and Variable Multiple Voting Shares:

Description of Class	Number of Shares	Percentage of Class
Limited Voting Shares	173,875	0.526%
Variable Multiple Voting Shares	3,725,698	100%

We believe that our corporate governance policies, procedures and practices are in substantive compliance with the guidelines, rules and requirements that are applicable to Four Seasons and are appropriate for Four Seasons in the current circumstances.

We believe that there are no significant differences in our corporate governance practices from those required to be followed by U.S. domestic issuers (including the NYSE listing standards), other than the membership on each of our Corporate Governance Committee and Human Resources Committee of one director who may be deemed not to be independent for certain purposes and the approval of the Chief Executive Officer's compensation level, upon the recommendation of the Compensation Committee, by the independent directors and those two directors. We believe that the continued involvement of those directors on those Committees and their participation in the process of approving the level of CEO compensation is of significant benefit to the Committees, the Board and Four Seasons and does not compromise the independence of those Committees or the process for approval of CEO compensation.

Experts

Our auditors are KPMG LLP, who have prepared the auditors report to our shareholders on our consolidated financial statements for the year ended December 31, 2005.

Audit Committee Information

Audit Committee Charter

Our Board of Directors has approved a written charter for the Audit Committee, the text of which is set out in Schedule ‘‘A’’. Our Audit Committee charter may also be viewed on our website at www.fourseasons.com.

Composition of Audit Committee

The members of the Audit Committee are Ronald Osborne (Chair), Lionel H. Schipper, William Anderson and Brent Belzberg. Our Board of Directors, upon the recommendation of the Corporate Governance Committee, has determined that all members of the Audit Committee are financially literate and independent.

Education and Experience

Ronald W. Osborne (Chair), B.A., F.C.A. — Mr. Osborne is a former partner and employee of a prominent Canadian Chartered Accountants firm and its Brazilian affiliate and has held positions as President, Chief Executive Officer and Chief Financial Officer at four Canadian public companies. Mr. Osborne currently serves on the board of a number of Canadian public companies and community organizations. In addition to serving as the Chair of the Audit Committee at Four Seasons, Mr. Osborne is the Chair of the Audit Committee at one of Canada’s largest real estate investment trusts, and a member of the Audit Committee at three other Canadian public companies.

Lionel H. Schipper, C.M., Q.C. — Mr. Schipper received his B.A. and L.L.B. from the University of Toronto and is a former partner of a major Toronto law firm, where he specialized in corporate finance and securities law. Since retiring from the firm he has been actively involved in the investment business as President of a private firm. Mr. Schipper has for more than 20 years served as a director of numerous public companies some of whose shares have been listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Schipper currently serves on the board of directors of two other Canadian public companies and on the board of directors and audit committee of one United States public company, is the Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto and is an Honourary Director of the Baycrest Centre Foundation.

William Anderson, C.A. — Mr. Anderson is a corporate director. Mr. Anderson was the president of BCE Ventures Inc. until December 31, 2005 and has held positions as the Chief Financial Officer at BCE Inc., Bell Canada and Bell Cablemedia plc. Mr. Anderson is a former partner of KPMG LLP (having left the firm in 1989). He also is a director of TransAlta Corporation, Bell Canada International Inc., Sears Canada Inc. and Sears Canada Bank.

Brent Belzberg, B.Comm., J.D. — Mr. Belzberg is the Senior Managing Partner of Torquest Partners Inc., a private equity fund manager. Mr. Belzberg was the President and Chief Executive Officer of Harrowston Inc., an investment company and has more than 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He is a director and serves as a member of the risk management committee of a Canadian chartered bank. Mr. Belzberg serves as an advisor to faculties at the University of Toronto.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services by KPMG LLP other than audit services is compatible with maintaining the independence of KPMG LLP. The Audit Committee has determined that the provision of certain services is consistent with that independence and has adopted a policy that restricts us from engaging KPMG LLP for certain categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services that KPMG LLP is not restricted by this policy from providing. The services provided by, and fees paid to, KPMG LLP in 2005 were in compliance with this policy.

Audit and Audit-Related Fees

Audit fees charged by KPMG LLP totalled $736,056 in 2005 and $1,128,868 in 2004.

Audit-related fees charged by KPMG LLP totalled $234,209 in 2005 and $79,934 in 2004. Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and other assurance reports.

Tax Fees

Fees charged by KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totalled approximately $111,824 in 2005 and $195,687 in 2004. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

All other Fees

Fees charged by KPMG LLP for other services not described above totalled nil in 2005 and nil in 2004.

Corporate Chart

The following chart illustrates our corporate structure, and includes corporations in which we have a significant interest, either directly or indirectly, and their jurisdictions of incorporation or organization.

Notes

A.	The management of Four Seasons hotels in North America is generally carried out by Four Seasons Hotels Limited.

B.	Direct.

C.	The management of Four Seasons hotels outside North America and Regent hotels is generally carried out by Four Seasons Hotels and Resorts B.V. and Four Seasons Hotels and Resorts Asia Pacific Pte Ltd.

D.	Indirect.

Additional Information

Additional information about us, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Information Circular prepared for the most recent annual meeting of our shareholders. Additional financial information is provided in our Consolidated Financial Statements for the year ended December 31, 2005 and related Management’s Discussion and Analysis. Such information and other information about us may be found at www.sedar.com.

SCHEDULE ‘‘A’’

FOUR SEASONS HOTELS INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors of the Company to assist the Board of Directors in its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company,

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of the Company’s independent auditor, and

•	the performance of the Company's Chief Financial Officer and internal auditor.

In addition, the Audit Committee provides an avenue for communication between the internal auditor, the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•	planning or conducting audits,

•	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles, or

•	guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit Committee to conduct investigations, to itself

As in effect March 2006

resolve disagreements (if any) between management and the independent auditor or to assure compliance with applicable legal and regulatory requirements.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties.

REPORTS

The Audit Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, and the performance and independence of the Company’s internal auditor and independent auditor.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company's publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company's Corporate Governance Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors of the Company after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Each of the members of the Audit Committee shall meet the Company’s categorical standards for director independence and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. At least one member of the Audit Committee shall be a ‘‘financial expert’’ with accounting or related financial management expertise, as contemplated by applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

•	accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries[8] (other than remuneration for acting in his or her capacity as a director or committee member) or be an ‘‘affiliated person’’[9] of the Company or any of its subsidiaries, or

[8]	A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

[9]	An ‘‘affiliate’’ of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

As in effect March 2006

2

•	concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit Committee shall be "resident Canadians", as contemplated by the Business Corporations Act (Ontario).

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•	Recommend the appointment and the compensation of, and, if appropriate, terminate the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors of the Company.

•	Oversee the work of the independent auditor, including the resolution of any disagreements between management and the independent auditor regarding financial reporting.

•	Pre-approve all audit and non-audit services (including all internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•	Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•	At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit Committee shall, among other things, undertake the measures set forth in Appendix A.

•	Provide notice to the independent auditor of every meeting of the Audit Committee.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•	Meet with management and/or the independent auditor to review and discuss,

–	the planning and staffing of the audit by the independent auditor,

As in effect March 2006

3

–	before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company's accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

–	financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

–	any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

–	all critical accounting policies and practices used,

–	all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

–	the use of ‘‘pro forma’’ or ‘‘adjusted’’ non-GAAP information,

–	the effect of new regulatory and accounting pronouncements,

–	the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

–	any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

–	the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•	Establish and periodically assess, adequate procedures for the review of disclosures of financial information extracted or derived from the Company's financial statements.

•	Review with management, the Company’s guidelines and policies with respect to risk assessment and the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	Review with the independent auditor,

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–	the quality, as well as the acceptability of the accounting principles that have been applied,

–	any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

–	any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor, internal auditor or other members of management.

Internal Audit Function

The Audit Committee shall:

•	Review the experience and qualifications, and consider the appointment and replacement by management, of the senior internal auditing personnel.

•	Review the scope of internal audit work plans for the year.

•	Review the significant reports to management prepared by the internal auditor and management’s responses, including a summary report of major findings by the internal auditor (including an explanation of the factors considered in determining the audit scope), major risk factors, a list and the circumstances of any occurrences of fraud that have been identified, and confirmation that no limitations have been placed on the scope for, or nature of, the internal audit.

•	Discuss with the independent auditor the internal audit function.

•	Discuss with the internal auditor the adequacy of the Company's internal accounting controls and its financial, auditing and accounting organizations and personnel.

Compliance

The Audit Committee shall:

•	Obtain reports from management and the Company’s senior internal auditing personnel that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions.

•	Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

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•	Advise the Board of Directors of the Company with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•	Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•	Establish procedures for,

–	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

–	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated to a different committee.

MEETINGS

The Audit Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit Committee should strive to be at all meetings. The Audit Committee shall meet separately, periodically, with management, the internal auditor and the independent auditor and may request any member of the Company’s Management Committee or the Company’s outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Company.

The Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit Committee shall:

•	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

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•	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit Committee determines to be appropriate.

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Appendix A

•	Review the experience and qualifications of the senior members of the independent auditor’s team.

•	Discuss with the independent auditor its internal quality-control procedures.

•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

•	Review and approve clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former independent auditor.

•	Review periodic reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

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